Free Writing Prospectus to Preliminary Pricing Supplement No. 1,746

Registration Statement Nos. 333-250103; 333-250103-01

Dated June 1, 2021; Filed pursuant to Rule 433

Morgan Stanley

7-Year Market-Linked Notes Linked to the Morgan Stanley MAP Trend Index

This document provides a summary of the terms of the notes. Investors must carefully review the accompanying preliminary pricing supplement referenced below, product supplement and prospectus, and the “Risk Considerations” on the following page, prior to making an investment decision.

Terms
Issuing Entity:	Morgan Stanley Finance LLC
Guarantor:	Morgan Stanley
Underlier:	Morgan Stanley MAP Trend Index (MSUSMAPT)
Upside participation:	At least 110%
Trade date:	June 18, 2021
Determination date:	June 19, 2028
Maturity date:	June 22, 2028
CUSIP:	61771V4J6
Preliminary pricing supplement:	https://www.sec.gov/Archives/edgar/data/895421/000183988221008489/ms1746_424b2-05271.htm

1All payments are subject to our credit risk

Hypothetical Payout at Maturity1

Change in Underlier	Return on Notes
+60%	66%
+50%	55%
+40%	44%
+30%	33%
+20%	22%
+10%	11%
0%	0%
-10%	0%
-20%	0%
-30%	0%
-40%	0%
-50%	0%
-60%	0%
[1]The graph and table assume an upside participation of 110%

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.

Underlying Index

For more information about the underlying index, including historical performance information, see the accompanying preliminary pricing supplement.

Risk Considerations

The risks set forth below are discussed in more detail in the “Risk Factors” section in the accompanying preliminary terms. Please review those risk factors carefully prior to making an investment decision.

Risks Relating to an Investment in the Notes

●The notes do not pay interest and may not pay more than the stated principal amount at maturity.

●The market price of the notes will be influenced by many unpredictable factors.

●The notes are subject to our credit risk, and any actual or anticipated changes to our credit ratings or credit spreads may adversely affect the market value of the notes.

●As a finance subsidiary, MSFL has no independent operations and will have no independent assets.

●The estimated value of the notes is approximately $923.40 per note, or within $55.00 of that estimate, and is determined by reference to our pricing and valuation models, which may differ from those of other dealers and is not a maximum or minimum secondary market price.

●The amount payable on the notes is not linked to the value of the underlying index at any time other than the determination date.

●MS & Co., which is a subsidiary of Morgan Stanley and an affiliate of MSFL, is both the calculation agent and the underlying index publisher, and will make determinations with respect to the notes and the underlying index.

●The rate we are willing to pay for securities of this type, maturity and issuance size is likely to be lower than the rate implied by our secondary market credit spreads and advantageous to us. Both the lower rate and the inclusion of costs associated with issuing, selling, structuring and hedging the notes in the original issue price reduce the economic terms of the notes, cause the estimated value of the notes to be less than the original issue price and will adversely affect secondary market prices.

●Investing in the notes is not equivalent to investing in the underlying index.

●The notes will not be listed on any securities exchange and secondary trading may be limited. Accordingly, you should be willing to hold your notes for the entire 7-year term of the notes.

●Hedging and trading activity by our affiliates could potentially adversely affect the value of the notes.

Risks Relating to the Underlying Index

●There are risks associated with the underlying index.

●The level of the underlying index can go down as well as up.

●The base allocation of ETFs in the Asset Portfolio is determined in reference to each ETF’s Risk Budget and volatility.

●There are risks associated with the underlying index’s momentum investment strategy.

●Low volatility in the underlying index is not synonymous with low risk in an investment linked to the underlying index.

●While the underlying index has a Volatility Target of 5%, there can be no guarantee, even if the Asset Portfolio is rebalanced daily, that the realized volatility of the underlying index will not be less than or greater than 5%.

●There can be no assurance that the actual volatility of the underlying index will be lower than the volatility of any or all of the Index Components.

●The volatility target feature of the underlying index may dampen its performance in bullish markets.

●The value of the underlying index and any instrument linked to the underlying index may increase or decrease due to a number of factors, many of which are beyond our control.

●The future performance of the underlying index may bear little or no relation to the historical or hypothetical retrospective performance of the underlying index.

●The underlying index is particularly susceptible to "choppy” markets.

●The underlying index has fixed weighting constraints.

●The underlying index was established on March 7, 2017 and therefore has a very limited history.

●As the underlying index is new and has very limited actual historical performance, any investment in the underlying index may involve greater risk than an investment in an index with longer actual historical performance and a proven track record.

●The underlying index is reduced by an excess return cost.

●The underlying index contains embedded costs.

●An investment in the notes involves risks associated with emerging markets equities and bonds, currency exchange rates and commodities.

●Changes in the value of the Index Components may offset each other.

●The Morgan Stanley Two Year Treasury Index can produce negative returns, which may have an adverse effect on the level of the respective Sub-Indices, and consequently, the level of the index.

●Adjustments to the underlying index could adversely affect the value of instruments linked to the underlying index.

●Investing in the notes is not equivalent to investing in the underlying index. Investing in the notes is not equivalent to investing in the underlying index or its component ETFs or the Morgan Stanley Two Year Treasury Index.

●Reliance on information. Morgan Stanley has relied on publicly available sources and not independently verified the information extracted from these sources.

●Research. Morgan Stanley will be under no obligation to make any adjustments to the underlying index or to reflect any change in outlook by Morgan Stanley Research.

●If the underlying index is discontinued and no successor index is available, at maturity, Morgan Stanley will pay an alternative supplemental redemption amount, if any, in lieu of the supplemental redemption amount.

●Adjustments to the underlying index could adversely affect the value of the notes.

Tax Considerations

You should review carefully the discussion in the accompanying preliminary pricing supplement under the caption “Additional Information About the Notes–Tax considerations” concerning the U.S. federal income tax consequences of an investment in the notes, and you should consult your tax adviser.